AEP Texas Central Company
1 Riverside Plaza
Columbus, Ohio 43215

February 9, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Hsu and Lulu Cheng

Re:	AEP Texas Central Transition Funding II LLC
AEP Texas Central Transition Funding III LLC
Forms 10-K for Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File Nos. 333-136787 and 333-179092

Ladies and Gentlemen:

AEP Texas Central Company, as servicer on behalf of AEP Texas Central Transition Funding II LLC and AEP Texas Central Transition Funding III LLC, has received your comment letter dated January 28, 2015 with respect to the filings described above. This letter is submitted in response to your request. Please note that, in submitting this response, we have contacted representatives of the Bank of New York Mellon (“BNY Mellon”) and requested that they provide us with relevant information that was responsive to item 4 below and that our responses to such comments are based on the information provided to us by BNY Mellon. We also contacted representatives of Deloitte and Touche LLP (“Deloitte”) with respect to your item 2 below and our response to such comment is based in part on the information they provided to us.

Forms 10-K of AEP Texas Central Transition Funding II LLC and AEP Texas Central Transition Funding III LLC

COMMENT:

Exhibits 31.1 to Forms 10-K

1.
We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state “Certification,” and your introductory sentence includes the title of the certifying individual. Please confirm that, in future filings for these and any other transactions for which you act as servicer, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii).

AEP Texas Central Company
February 9, 2015

RESPONSE:
We confirm that, in future filings for these and any other transactions for which we act as servicer, the certifications we file will conform to the specific form and content provided in Item 601(b)(31)(ii).

COMMENT:

Exhibits 34.1 to Forms 10-K

2.
We note that the assessment of compliance with servicing criteria of AEP Texas Central Company states that Item 1122(d)(4)(x) of Regulation AB is excluded from the applicable servicing criteria as AEP Texas Central Company has concluded that that item is not applicable to the activities that it performs. However, in the attestation report on assessment of compliance with servicing criteria of Deloitte & Touche LLP, Item 1122(d)(4)(x) is not listed as one of the servicing criteria that has been determined to be not applicable to the activities performed by AEP Texas Central Company. Please advise or revise.

RESPONSE:

Item 1122(d)(4)(x) of Regulation AB was excluded by us from the applicable servicing criteria since AEP Texas Central Company does not hold any funds in trust for obligors in connection with this transaction. The Trustee, however, does hold security deposits on our behalf from Texas retail electric providers in accordance with Public Utility Commission of Texas rules and regulations and is obligated from time to time under those regulations to adjust the amounts of deposits so held. We confirmed that the Trustee relies on information provided by us in making those adjustments. We also spoke to representatives of Deloitte & Touche LLP who confirmed that they did in fact perform procedures with respect to the information provided and the maintenance and reconciliation of such funds as contemplated by Section 1122(d)(4)(x). Accordingly, we will no longer exclude 1122(d)(4)(x) in future assessments of our compliance with servicing criteria.

Form 10-K of AEP Texas Central Transition Funding II LLC

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 7

COMMENT:

3.
Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party’s report on assessment of compliance with servicing criteria. We note that Exhibit 33.2 - Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Issuers for The Bank of New York Mellon - discloses two instances of noncompliance with applicable servicing criteria. Please confirm to us that if any party’s report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance

AEP Texas Central Company
February 9, 2015

with the servicing criteria in future filings, you will identify the material instance(s) of noncompliance in the Form 10-K that includes the report.

RESPONSE:

We confirm to you that if any party’s report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance with the servicing criteria in future filings by us as servicer, we will identify the material instance(s) of noncompliance in the Form 10-K that includes the report.

Item 15. Exhibits, Financial Statement Schedules, page 5

Schedule B to Exhibit 33.2

COMMENT:

4.
We note the disclosure here regarding The Bank of New York Mellon’s identified material instance of noncompliance with the Item 1122(d)(3)(i) servicing criterion, and the statement that “certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements.” With a view to disclosure, please tell us:

•	whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;

•	if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified instance of noncompliance involved this transaction;

•	identification of the “certain reports” (including time frames covered by the reports) that were impacted by the material instance of noncompliance;

•	the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and

•	whether investors were materially impacted or effected as a result of the material instance of noncompliance.

RESPONSE:

Based on the information provided to us by BNY Mellon, the transaction covered by the Form 10-Ks referred to above were not included in the sample transactions reviewed by BNY Mellon to assess its compliance with applicable servicing criteria. Accordingly, we have no further information to report regarding the identified instances of noncompliance.

AEP Texas Central Company
February 9, 2015

COMMENT:

5.
Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance, and the party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

RESPONSE:

We confirm that any Item 1122 report provided by us in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what you have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance, and our current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

As requested in your letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085, or by e-mail at khochberg@sidley.com, if you have any questions or further comments.

Very truly yours,

AEP TEXAS CENTRAL COMPANY

By: /s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer